EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into by and between Stan Teeple (“Employee”) and Solis Tek Inc., a Nevada corporation (the “Company”), and is effective as of December 27, 2017 (the “Effective Date”).

WHEREAS, the Company desires to establish its right to the services of Employee, in the capacity described below, on the terms and conditions hereinafter set forth, and Employee is willing to accept such employment on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, Employee and the Company have agreed and do hereby agree as follows:

1. EMPLOYMENT. The Company agrees to employ Employee as a Chief Compliance Officer of the Company, and Employee accepts and agrees to such employment. During Employee’s employment with the Company, Employee shall perform all services and acts necessary or advisable to fulfill the duties and responsibilities as are commensurate and consistent with Employee’s position and shall render such services on the terms set forth herein. During Employee’s employment with the Company, Employee shall report directly to the Chief Executive Officer of the Company or such person(s) as from time to time may be designated by the Company (hereinafter referred to as the “Reporting Officer”). Employee shall have such powers and duties with respect to the Company as may reasonably be assigned to Employee by the Reporting Officer, to the extent consistent with Employee’s position and status. Employee agrees to devote all of Employee’s working time, attention and efforts to the Company and to perform the duties of Employee’s position in accordance with the Company’s policies as in effect from time to time. Employee’s principal place of employment shall be the Company’s offices located in Carson, California.

2. TERM OF AGREEMENT. The term (“Term”) of this Agreement shall commence on the Effective Date and shall continue until terminated in accordance with the provisions of Section 1 of the Standard Terms and Conditions attached hereto.

3. COMPENSATION.

(a) BASE SALARY. During the Term, the Company shall pay Employee an annual base salary of $145,000 (the “Base Salary”), payable in equal biweekly installments or in accordance with the Company’s payroll practice as in effect from time to time. For all purposes under this Agreement, the term “Base Salary” shall refer to Base Salary as in effect from time to time.

(b) BENEFITS. During the Term, from the Effective Date through the date of termination of Employee’s employment with the Company for any reason, Employee shall be entitled to participate in any welfare, health and life insurance and pension benefit and incentive programs as may be adopted from time to time by the Company on the same basis as that provided to similarly situated Employees of the Company generally. Without limiting the generality of the foregoing, Employee shall be entitled to the following benefits:

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(i) Reimbursement for Business Expenses. During the Term, the Company shall reimburse Employee for all reasonable and necessary expenses incurred by Employee in performing Employee’s duties for the Company, on the same basis as similarly situated Employees of the Company generally and in accordance with the Company’s policies as in effect from time to time.

(ii) Vacation. During the Term, Employee shall be entitled to annual paid vacation in accordance with the plans, policies, programs and practices of the Company applicable to similarly situated Employees of the Company generally.

(c) Restricted Stock. Within 1 day of the Effective Date, Employee will be granted the right to receive 1,000,000 shares (the “Shares”) of the Company’s common stock as follows: 250,000 of the Shares granted and vested on the Effective Date of this Agreement, and 250,000 Shares on each of the 12 month, 24 month, and 36 month anniversary of the Effective Date of this Agreement, subject to the Employee being employed by the Company as of each anniversary date and to the provisions of the Standard Terms and Conditions. In all other respects, and except as specifically provided herein, such grant will be subject to terms and conditions of the Company’s standard terms and conditions for this type of award.

4. NOTICES. All notices and other communications under this Agreement shall be in writing and shall be given by first-class mail, certified or registered with return receipt requested or hand delivery acknowledged in writing by the recipient personally, and shall be deemed to have been duly given three days after mailing or immediately upon duly acknowledged hand delivery to the respective persons named below:

If to the Company:	Solis Tek Inc.
16926 South Keegan Avenue Carson, CA ,90745

Attention: Dennis G. Forchic, Chief Executive Officer

If to Employee:	At the most recent address on record for Employee at the Company.

Either party may change such party’s address for notices by notice duly given pursuant hereto.

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5. GOVERNING LAW; JURISDICTION. This Agreement and the legal relations thus created between the parties hereto shall be governed by and construed under and in accordance with the internal laws of the State of California without reference to the principles of conflicts of laws. Any and all disputes between the parties which may arise pursuant to this Agreement will be heard and determined before an appropriate court in the County of Los Angelos, State of California. The parties acknowledge that such courts have jurisdiction to interpret and enforce the provisions of this Agreement, and the parties consent to, and waive any and all objections that they may have as to, personal jurisdiction and/or venue in such courts.

6. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. Employee expressly understands and acknowledges that the Standard Terms and Conditions attached hereto are incorporated herein by reference, deemed a part of this Agreement and are binding and enforceable provisions of this Agreement. References to “this Agreement” or the use of the term “hereof” shall refer to this Agreement and the Standard Terms and Conditions attached hereto, taken as a whole. IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered by its duly authorized officer and Employee has executed and delivered this Agreement.

7. CONSTRUCTION. This Agreement is the result of negotiation between the Parties and their respective counsel. This Agreement will be interpreted fairly in accordance with its terms and conditions and without any strict construction in favor of either Party. Any ambiguity shall not be interpreted against the drafting Party.

Solis Tek Inc.

By:	/s/ Dennis G. Forchic
Title:	CEO
Employee:

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STANDARD TERMS AND CONDITIONS

1. TERMINATION OF EMPLOYEE’S EMPLOYMENT.

(a) DEATH. Upon termination of Employee’s employment by reason of Employee’s death, the Company shall pay Employee’s designated beneficiary or beneficiaries, within 30 days of Employee’s death in a lump sum in cash, (i) Employee’s Base Salary from the date of Employee’s death through the end of the month in which Employee’s death occurs and (ii) any Accrued Obligations (as defined in Section l(d) below).

(b) DISABILITY. If, as a result of Employee’s incapacity due to physical or mental illness (“Disability”), Employee shall have been absent from the full-timeperformance of Employee’s duties with the Company for a period of four consecutive months and, within 30 days after written notice is provided to Employee by the Company (in accordance with Section 4A hereof), Employee shall not have returned to the full-time performance of Employee’s duties, Employee’s employment under this Agreement may be terminated by the Company for Disability. During any period prior to such termination during which Employee is absent from the full-time performance of Employee’s duties with the Company due to Disability, the Company shall continue to pay Employee’s Base Salary at the rate in effect at the commencement of such period of Disability, offset by any amounts payable to Employee under any disability insurance plan or policy provided by the Company. Upon termination of Employee’s employment due to Disability, the Company shall pay Employee within 30 days of such termination (i) Employee’s Base Salary through the end of the month in which Employee’s termination of employment for Disability occurs in equal biweekly installments, offset by any amounts payable to Employee under any disability insurance plan or policy provided by the Company; and (ii) any Accrued Obligations in a lump sum in cash.

(c) TERMINATION. The Company may terminate Employee’s employment under this Agreement with or without cause at any time and Employee may resign under this Agreement with or without cause at any time. Upon Employee’s termination of employment with the Company this Agreement shall terminate without further obligation by the Company, except for the payment of any Accrued Obligations in a lump sum in cash within 30 days of such termination.

(d) ACCRUED OBLIGATIONS. As used in this Agreement, “Accrued Obligations” shall mean the sum of (i) any portion of Employee’s accrued and earned but unpaid Base Salary through the date of death or termination of employment for any reason, as the case may be; (ii) any compensation previously earned but deferred by Employee (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise paid at a later date pursuant to any deferred compensation arrangement of the Company to which Employee is a party, if any (provided, that any election made by Employee pursuant to any deferred compensation arrangement that is subject to Section 409A regarding the schedule for payment of such deferred compensation shall prevail over this Section 1(d) to the extent inconsistent herewith); and any portion of Employee’s accrued but unpaid vacation pay through the date of death or termination of employment.

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(e) SECTION 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, including any regulations and guidance issued thereunder (“Section 409A”), to the extent Section 409A is applicable to this Agreement. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered by the Company in a manner consistent with such intention and to avoid the pre-distributioninclusion in income of amounts deferred under this Agreement and the imposition of any additional tax or interest with respect thereto. Without limiting the generality of the foregoing, to the extent required in order to comply with Section 409A, amounts that would otherwise be payable under this Agreement during the six-month period immediately following the date of termination of the Employee’s employment shall instead be paid on the first business day after the date that is six months following the Employee’s “separation from service” within the meaning of Section 409A.

2. CONFIDENTIAL INFORMATION; DUTY OF LOYALTY; NON-SOLICITATION; AND PROPRIETARY RIGHTS.

(a) CONFIDENTIALITY. Employee acknowledges that while employed by the Company Employee will occupy a position of trust and confidence. The Company has provided and shall continue to provide Employee with Confidential Information. Employee shall hold in a fiduciary capacity for benefit of the Company and its subsidiaries and affiliates, and shall not, except as may be required to perform Employee’s duties hereunder or as required by applicable law, without limitation in time, communicate, divulge, disseminate, disclose to others or otherwise use, whether directly or indirectly, any Confidential Information. “Confidential Information” shall mean information about the Company or any of its subsidiaries or affiliates, and their respective businesses, employees, consultants, contractors, suppliers, clients and customers that is not disclosed by the Company or any of its subsidiaries or affiliates for financial reporting purposes and that was learned by Employee in the course of employment by the Company or any of its subsidiaries or affiliates, including (without limitation) any proprietary knowledge, trade secrets, data, formulae, processes, methods, research, secret data, costs, names of users or purchasers of their·respective products or services, business methods, operating procedures or programs or methods of promotion and sale, information relating to accounting or tax strategies and data, information and client and customer lists and all papers, resumes, and records (including computer records) of the documents containing such Confidential Information. For purposes of this Section 2(a), information shall not cease to be Confidential Information merely because it is embraced by general disclosures for financial reporting purposes or because individual features or combinations thereof are publicly available. Notwithstanding the foregoing provisions, if Employee is required to disclose any such confidential or proprietary information pursuant to applicable law or a subpoena or court order, Employee shall promptly notify the Company in writing of any such requirement so that the Company may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions hereof. Employee shall reasonably cooperate with the Company to obtain such a protective order or other remedy. If such order or other remedy is not obtained prior to the time Employee is required to make the disclosure, or the Company waives compliance with the provisions hereof, Employee shall disclose only that portion of the confidential or proprietary information which he is advised by counsel that he is legally required to so disclose. Employee acknowledges that such Confidential Information is specialized, unique in nature and of great value to the Company and its subsidiaries or affiliates, and that such information gives the Company and its subsidiaries or affiliates a competitive advantage. Employee agrees to deliver or return to the Company, at the Company’s request at any time or upon termination or expiration of Employee’s employment, all documents, computer tapes and disks, plans, initiatives, strategies, records, lists, data, drawings, prints, notes and written information (and all copies thereof) created by or on behalf of the Company or its subsidiaries or affiliates or prepared by Employee in the course of Employee’s employment by the Company and its subsidiaries or affiliates. As used in this Agreement, “subsidiaries” and “affiliates” shall mean any company controlled by, controlling or under common control with the Company.

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(b) NON-COMPETITION. In consideration of the Company’s promise to disclose, and disclosure of, its Confidential Information and other good and valuable consideration provided hereunder, the receipt and sufficiency of which are hereby acknowledged by Employee, Employee hereby agrees and covenants that until the Employee’s date of termination of employment from the Company or any of its subsidiaries or affiliates for any reason, (the “Restricted Period”), Employee shall not, directly or indirectly, engage in, assist or become associated with a Competitive Activity. For purposes of this Section 2(b): (i) a “Competitive Activity” means, during Employee’s time of employment, any business or other endeavor in any jurisdiction of a kind being conducted by the Company or any of its subsidiaries or affiliates (or demonstrably anticipated by the Company or its subsidiaries or affiliates in any jurisdiction as of the Effective Date or at any time thereafter); and (ii) Employee shall be considered to have become “associated with a Competitive Activity” if Employee becomes directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor, lender, or in any other individual or representative capacity with any individual, partnership, corporation or other organization that is ·engaged in a Competitive Activity. Notwithstanding the foregoing, (i) Employee may make and retain investments during the Restricted Period, for investment purposes only, in less than 5% of the outstanding capital stock of any publicly-traded corporation engaged in a Competitive Activity if stock of such corporation is either listed on a national stock exchange or on the NASDAQ National Market System if Employee is not otherwise affiliated with such corporation is not directly involved with the provision of direction or management of such entity;

(c) NON-SOLICITATION OF EMPLOYEES. Employee recognizes that he or she will possess Confidential Information about other employees, officers, directors, agents, consultants and independent contractors of the Company and its subsidiaries or affiliates relating to their education, experience, skills, abilities, compensation and benefits, and inter-personal relationships with suppliers to and customers of the Company and its subsidiaries or affiliates. Employee recognizes that the information he or she will possess about these employees, officers, directors, agents, consultants and independent contractors is not generally known, is of substantial value to the Company and its subsidiaries or affiliates in developing their respective businesses and in securing and retaining customers, and will be acquired by Employee because of Employee’s business position with the Company. Employee agrees (i) that, during the Restricted Period, Employee will not, directly or indirectly, hire or solicit or recruit the employment or services of (i.e., whether as an employee, officer, director, agent, consultant or independent contractor), or encourage to change such person’s relationship with the Company or any of its subsidiaries or affiliates, any employee, officer, director, agent, consultant or independent contractor of the Company or any of its subsidiaries or affiliates provided, however, that a general solicitation of the public for employment shall not constitute a solicitation hereunder so long as such general solicitation is not designed to target, or does not have the effect of targeting, any employee, officer, director, agent, consultant or independent contractor of the Company or any of its subsidiaries or affiliates and (ii) that Employee will not convey any Confidential Information or trade secrets about any employees, officers, directors, agents, consultants and independent contractors of the Company or any of its subsidiaries or affiliates to any other person except within the scope of Employee’s duties hereunder.

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(d) NON-SOLICITATION OF CUSTOMERS, SUPPLIERS, PARTNERS. During the Restricted Period, Employee shall not, without the prior written consent of the Company, directly or indirectly, solicit, attempt to do business with, or do business with any customers of, suppliers to, business partners of or business affiliates of the Company or any of its subsidiaries or affiliates (collectively, “Trade Relationships”) on behalf of any entity engaged in a Competitive Activity, or encourage (regardless of who initiates the contact) any Trade Relationship to use the services of any competitor of the Company or its subsidiaries or affiliates, or encourage any Trade Relationship to change its relationship with the Company or its subsidiaries or affiliates.

(e) PROPRIETARY RIGHTS; ASSIGNMENT. All Employee Developments (as defined below) shall be made for hire by Employee for the Company or any of its subsidiaries or affiliates. “Employee Developments” means any idea, discovery, invention, design, method, technique, improvement, enhancement, development, computer program, machine, algorithm or other work or authorship, in each case, (i) that (A) relates to the business or operations of the Company or any of its subsidiaries or affiliates, or (B) results from or is suggested by any undertaking assigned to Employee or work performed by Employee for or on behalf of the Company or any of its subsidiaries or affiliates, whether created alone or with others, during or after working hours and (ii) that is conceived or developed during employment with the Company. All Confidential Information and all Employee Developments shall remain the sole property of the Company or any of its subsidiaries or affiliates. Employee shall acquire no proprietary interest in any Confidential Information or Employee Developments developed or acquired during employment with the Company. To the extent Employee may, by operation of law or otherwise, acquire any right, title or interest in or to any Confidential Information or Employee Development, Employee hereby assigns to the Company all such proprietary rights. Employee shall, both during and after employment with the Company, upon the Company’s request, promptly execute and deliver to the Company all such assignments, certificates and instruments, and shall promptly perform such other acts, as the Company may from time to time in its reasonable discretion deem necessary or desirable to evidence, establish, maintain, perfect, enforce or defend the Company’s rights in Confidential Information and Employee Developments.

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(t) COMPLIANCE WITH POLICIES AND PROCEDURES. During employment with the Company, Employee shall adhere to the policies and standards of professionalism set forth in the Company’s Policies and Procedures as they may exist from time to time.

(g) REMEDIES FOR BREACH. Employee expressly agrees and understands that Employee will notify the Company in writing of any alleged breach of this Agreement by the Company, and the Company will have 30 days from receipt of Employee’s notice to cure any such breach. Employee expressly agrees and understands that the remedy at law for any breach by Employee of this Section 2 will be inadequate and that damages flowing from such breach are not usually susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon Employee’s violation of any provision of this Section 2 the Company shall be entitled to obtain from any court of competent jurisdiction immediate injunctive relief and obtain a temporary order restraining any threatened or further breach as well as an equitable accounting of all profits or benefits arising out of such violation. Nothing in this Section 2 shall be deemed to limit the Company’s remedies at law or in equity for any breach by Employee of any of the provisions of this Section 2, which may be pursued by or available to the Company.

(h) SURVIVAL OF PROVISIONS. The obligations contained in this Section 2 shall, to the extent provided in this Section 2, survive the termination or expiration of Employee’s employment with the Company and, as applicable, shall be fully enforceable thereafter in accordance with the terms of this Agreement. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 2 is excessive in duration or scope or is unreasonable or unenforceable under the laws of that state, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted bythe law of that state.

3. MERGER. This Agreement constitutes the entire agreement between the parties and terminates and supersedes any and all prior agreements and understandings (whether written or oral) between the parties with respect to the subject matter of this Agreement. Employee acknowledges and agrees that neither the Company nor anyone acting on its behalf has made, and is not making, and in executing this Agreement, Employee has not relied upon, any representations, promises or inducements except to the extent the same is expressly set forth in this Agreement.

4. ASSIGNMENT; SUCCESSORS. This Agreement is personal in its nature and none of the parties hereto shall, without the consent of the others, assign or transfer this Agreement or any rights or obligations hereunder, provided that, in the event of a transfer of Employee to any entity affiliated with the Company and/or the merger, consolidation, transfer, or sale of all or substantially all of the assets of the Company with or to any other individual or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder, and all references herein to the “Company” shall refer to such successor.

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5. WITHHOLDING. The Company shall make such deductions and withhold such amounts from each payment and benefit made or provided to Employee hereunder, as may be required from time to time by applicable law, governmental regulation or order.

6. HEADING REFERENCES. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose. References to “this Agreement” or the use of the term “hereof” shall refer to these Standard Terms and Conditions and the Employment Agreement attached hereto, taken as a whole.

7. WAIVER; MODIFICATION. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall not be modified in any respect, except by a writing executed by each party hereto. Notwithstanding anything to the contrary herein, neither the assignment of Employee to a different Reporting Officer due to a reorganization or an internal restructuring of the Company or its affiliated companies nor a change in the title of the Reporting Officer shall constitute a modification or a breach of this Agreement.

8. SEVERABILITY. In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any law or public policy, only the portions of this Agreement that violate such law or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall continue in fu]l force and effect. Further, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

ACKNOWLEDGED AND AGREED AS OF THE EFFECTIVE DATE:

Solis Tek Inc.

By:	December 27, 2017
(title)

Employee:

December __, 2017

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